Exhibit 99.1

For Immediate Release

MIDLAND STATES BANCORP, INC. TO

ACQUIRE ALPINE BANCORPORATION

Highlights of the Announced Transaction

•                  Expands Midland’s franchise in northern Illinois and provides leading market share in Rockford, the largest city in Illinois outside of the Chicago market

•                  Adds a high quality, low-cost core deposit franchise with a cost of deposits of 19 basis points and a loan-to-deposit ratio of 73%

•                  Enhances Wealth Management business with addition of $1 billion in assets under management

•                  Transaction expected to be approximately 10% accretive to Midland’s earnings per share in 2019 with a tangible book value per share dilution earn-back period of 3.5 years

•                  $40 million of Tier 2 subordinated debt issued in connection with transaction

Effingham, IL and Belvidere, IL, October 16, 2017 — Midland States Bancorp, Inc. (NASDAQ: MSBI) (the “Company” or “Midland”) and Alpine Bancorporation, Inc. (“Alpine”) today announced that they have entered into a definitive agreement under which Midland will acquire Alpine in a cash and stock transaction valued at approximately $181.0 million.

Alpine Bancorporation, Inc., the parent company of Alpine Bank & Trust Co., is headquartered in Belvidere, Illinois and had total assets of $1.3 billion, gross loans of $830 million and total deposits of $1.1 billion as of June 30, 2017.  Serving its communities for nearly 110 years, Alpine is a regional, full-service community bank offering commercial, retail, mortgage banking and wealth management services.  Alpine has 19 locations in northern Illinois and has the leading deposit market share ranking in the Rockford, IL MSA.  As of June 30, 2017, Alpine’s wealth management business had approximately $1.0 billion in assets under management.

When completed, this transaction will position Midland as the fourth largest community bank based in Illinois, with total assets of approximately $6.0 billion and a wealth management business with nearly $3.0 billion in assets under administration.

Leon J. Holschbach, President and Chief Executive Officer of Midland, commented, “Alpine is a very attractive merger partner for Midland that we believe will significantly enhance the value of our franchise.  I have known Alpine’s Chairman, Rob Funderburg, for more than 10 years, and during that time, our two banks have worked together on a number of projects, which has allowed us to become very familiar with their franchise.  Alpine has a similar commercially-focused community bank model combined with a wealth management platform, making the company an excellent strategic and cultural fit with Midland. Through a passionate commitment to customer service and relationship banking, Alpine has built a highly attractive core deposit base that will positively impact our overall liquidity and cost of funds.  Earlier in my banking career, I had the opportunity to work in Rockford and have always believed it would be a good market for Midland.  With the additional scale and synergies provided by this acquisition, we expect to see a significant improvement in our level of profitability and further growth in the contribution from our wealth management business.”

R. Robert Funderburg, Jr., Chairman of the Board of Alpine, said, “I am very proud of what we have accomplished at Alpine Bank and the deep customer relationships we have built throughout the communities that we serve.  We believe that combining with Midland will enable us to further enhance the banking experience and capabilities that we can provide to our customers, ranging from a wider selection of financial products and services to increased borrowing capacity.  With our similar business models and approach to community banking, we anticipate a smooth transition for our customers and employees to the Midland franchise.”

John M. Schultz, Chairman of the Board of Midland, added, “I have known the Funderburg family for decades and have greatly admired the strong franchise they have built.  I am pleased that Rob Funderburg will be joining the Midland board and look forward to working with him and the other directors to continue creating value for our communities and shareholders.”

Expected benefits of the transaction include:

•                  Increased earnings power driven by earnings accretion and greater operating scale;

•                  An expanded base of stable, low-cost deposits;

•                  Increased liquidity resulting from the addition of a balance sheet with a 73% loan-to-deposit ratio;

•                  Greater scale in the wealth management business; and

•                  Assumption of the #1 deposit market share position in the Rockford, IL MSA.

Transaction Details

Under the terms of the definitive agreement, upon consummation of the transaction, Alpine shares, in the aggregate, will be exchanged for approximately 4.5 million shares of Midland common stock and $33.3 million in cash.  Based upon the closing price of Midland common stock of $33.10 on October 13, 2017, this represents transaction value of approximately $181.0 million.

Midland expects the transaction to be approximately 10% accretive to earnings per share in 2019, the first full year of combined operations.  Midland also expects to incur tangible book value per share dilution of approximately 6% upon the closing of the transaction, with an expected earn-back period of approximately 3.5 years using the “cross-over” method.

The transaction has been approved unanimously by each company’s board of directors and is expected to close during the first quarter of 2018, subject to regulatory approvals, the approval of Alpine’s and Midland’s shareholders, and the satisfaction of customary closing conditions.

Keefe, Bruyette & Woods, A Stifel Company served as financial advisor to Midland, and Barack Ferrazzano Kirschbaum & Nagelberg LLP served as Midland’s legal advisor.  Sheshunoff & Co. served as financial advisor to Alpine, and Chapman and Cutler LLP served as Alpine’s legal advisor.

Issuance of Subordinated Debt

In connection with the acquisition, Midland announced that it has completed the private placement of $40 million in aggregate principal amount of subordinated notes to certain institutional investors.  Midland estimates that the net proceeds from the sale of the notes will be approximately $39.4 million, and expects that the notes will qualify as Tier 2 capital for regulatory purposes.  Midland intends to primarily utilize the proceeds from the subordinated notes to fund the cash consideration payable in the acquisition of Alpine.

Keefe, Bruyette & Woods, A Stifel Company acted as the lead placement agent and U.S. Bancorp Investments, Inc. acted as co-placement agent in the offering.

Conference Call, Webcast and Presentation

The Company will host a conference call and webcast at 8:00 a.m. Central Time on Tuesday, October 17, 2017 to discuss this transaction.  The call can be accessed via telephone at (877) 516-3531, conference ID: 99482866.  A recorded replay can be accessed through October 24, 2017 by (855) 859-2056, conference ID: 99482866.

A slide presentation relating to the transaction and the webcast of the conference call can be accessed on the Webcasts and Presentations page of the Company’s investor relations website.

About Midland States Bancorp, Inc.

Midland States Bancorp, Inc. is a community-based financial holding company headquartered in Effingham, Illinois, and is the sole shareholder of Midland States Bank.  As of June 30, 2017, the Company had total assets of $4.5 billion and its Wealth Management Group had assets under administration of approximately $1.9 billion.  Midland provides a full range of commercial and consumer banking products and services, merchant credit card services, trust and investment management, and insurance and financial planning services. In addition, commercial equipment leasing services are provided through Heartland Business Credit, and multi-family and healthcare facility FHA financing is provided through Love Funding, Midland’s non-bank subsidiaries. For additional information, visit www.midlandsb.com or follow Midland on LinkedIn at https://www.linkedin.com/company/midland-states-bank.

Forward-Looking Statements

Readers should note that in addition to the historical information contained herein, this press release includes “forward-looking statements,” including but not limited to statements about Midland’s expected loan production, operating expenses future earnings levels and other projections relating to the proposed transaction.  These statements are subject to many risks and uncertainties, including (i) the possibility that any of the anticipated benefits of the proposed transaction will not be realized within the expected time period or at all; (ii) the risk that integration of Alpine’s operations will be materially delayed or will be more costly or difficult than expected; (iii) the failure of the proposed transaction to close; (iv) the effect of the announcement of the transaction on customer relationships and operating results; (v) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and (vi) other risks detailed from time to time in filings made by Midland with the Securities and Exchange Commission (the “SEC”). Readers should note that the forward-looking statements included in this press release are not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “will,”

“propose,” “may,” “plan,” “seek,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue,” or similar terminology. Any forward-looking statements presented herein are made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Additional Information

This disclosure is being made in respect of the Merger and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Midland will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of Midland and Alpine that will also constitute a prospectus of Midland, which will be sent to Midland’s and Alpine’s respective shareholders. Shareholders are advised to read the joint proxy statement/prospectus and other documents filed with the SEC when they become available because they will contain important information about Midland, Alpine and the proposed transaction. When filed, this document and other documents relating to the Merger filed by Midland can be obtained free of charge from the website maintained by the SEC at www.sec.gov. These documents also can be obtained free of charge by accessing Midland’s website at www.midlandsb.com under “Investors” and then under the “SEC Filings” tab. Alternatively, once they become available any of these filed documents can be obtained free of charge upon written request to Midland States Bancorp, Inc., Corporate Secretary, 1201 Network Centre Drive, Effingham, Illinois 62401, by calling (217) 342-7321 or by emailing corpsec@midlandsb.com.

Participants in this Transaction

Midland, Alpine and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under applicable SEC rules. Information about Midland and its directors and executive officers may be found in Midland’s annual report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 10, 2017, and Midland’s definitive proxy statement for its 2017 annual meeting of shareholders, filed with the SEC on March 17, 2017. These documents can be obtained free of charge from the sources indicated above. Information regarding Alpine and its directors and executive officers may be found in the joint proxy statement/prospectus when it becomes available. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

CONTACTS:

For Midland:

Jeffrey G. Ludwig, Exec. V.P., at jludwig@midlandsb.com or (217) 342-7321

For Alpine:

Lesly K. Couper, SVP, Marketing and Communications, at Lesly.couper@bankalpine.com or (815) 231-1797